PB 3/11/15

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
HIMCO Distribution Services Company
(formerly known as Hartford Equity Sales Company, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Hartford Plaza
(No. and Street)

Hartford (City) Connecticut (State) 06155 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken (860) 547-3224
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street 32nd Floor (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HIMCO Distribution Services Company (formerly known as Hartford Equity Sales Company, Inc.), as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diana K. Benken

Signature

CFO/Controller

Title

Notary Public

My commission expires: Sept. 30, 2015

HIMCO DISTRIBUTION SERVICES COMPANY
(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
HIMCO Distribution Services Company

We have audited the accompanying statement of financial condition of HIMCO Distribution Services Company (formerly known as Hartford Equity Sales Company, Inc.) (the "Company") as of December 31, 2014, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of HIMCO Distribution Services Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g, h and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 27, 2015

HIMCO DISTRIBUTION SERVICES COMPANY
(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$ 3,349,146
Mutual fund revenue receivable	424,833
Prepaid assets	66,601
Due from affiliate	17,666
Deferred income tax asset from affiliate	4,429
TOTAL ASSETS	$ 3,862,675
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 1,030,834
Accrued liabilities	23,743
Income tax payable to affiliate	2,513
Total liabilities	1,057,090
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized and outstanding	25,000
Additional paid-in capital	2,005,000
Retained earnings	775,585
Total stockholder's equity	2,805,585
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,862,675

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY
(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

REVENUES:	
Variable insurance products underwriting income	$ 6,377,215
Mutual fund revenue	1,059,282
Other revenue	361,619
Total revenues	7,798,116
EXPENSES:	
Variable insurance products underwriting expense	6,377,215
Distribution expense	1,028,845
Other expense	361,619
Total expenses	7,767,679
INCOME BEFORE INCOME TAXES	30,437
INCOME TAX EXPENSE	10,653
NET INCOME	$ 19,784

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY

(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	19,784
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income tax asset		(1,855)
Changes in operating assets and liabilities -		
Increase in mutual fund revenue receivable		(420,568)
Increase in prepaid assets		(7,145)
Increase in due from affiliate		(17,666)
Increase in accrued liabilities		16,642
Increase in due to affiliates		1,008,954
Decrease in income tax payable to affiliate		(319)
Net cash provided by operating activities		597,827
NET INCREASE IN CASH		597,827
CASH, Beginning of year		2,751,319
CASH, End of year	$	3,349,146
Supplemental cash flow disclosures:		
Income tax payments paid to affiliate	$	12,827

See notes to financial statements.

HIMCO DISTRIBUTION SERVICES COMPANY
(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2013	$ 25,000	$ 2,005,000	$ 755,801	$ 2,785,801
Net income	-	-	19,784	19,784
BALANCE, DECEMBER 31, 2014	$ 25,000	$ 2,005,000	$ 775,585	$ 2,805,585

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

HIMCO Distribution Services Company (formerly known as Hartford Equity Sales Company, Inc., the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

Until September 30, 2014, the Company served as the principal underwriter for certain variable life contracts issued by affiliates of the Parent. The Company received compensation on contracts sold and paid commissions to third party broker-dealers.

On October 18, 2014, the Company began serving as the underwriter and distributor of funds (the "HVIT Funds") for a related party, HIMCO Variable Insurance Trust (the "Trust").

The Company served as a selling agent for a related party, The Hartford Mutual Funds, Inc. (the "Mutual Funds") through July 31, 2014. As a selling agent, the Company received compensation from the Mutual Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

Cash – Cash represents amounts on deposit in a commercial bank account.

Prepaid Assets – The Company deposits funds into accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these accounts when incurred. Prepaid assets represent the remaining balance held in these accounts.

Underwriting Income and Expense –Variable insurance products underwriting income and expense is recorded as earned or incurred based upon contractual agreements.

Mutual Fund Revenue - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from mutual funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

Distribution Expense – Distribution expense is accrued monthly based upon the terms in the individual selling agreements.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled in exchange for those goods or services. This accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively for years beginning after December 15, 2016, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. Early adoption is not permitted. The Company is currently evaluating the impact that this guidance will have on its financial statements.

Fair Value of Financial Instruments – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

Income Tax – See Note 4

3. RELATED-PARTY TRANSACTIONS

For the year ended December 31, 2014, the total underwriting revenue received from its affiliates for underwriting variable insurance products was $6,377,215.

The Company recorded revenues from the HVIT Funds and Mutual Funds in the amount of $1,028,845 and $30,437, respectively for the year ended December 31, 2014.This revenue is reported as mutual fund revenue.

Pursuant to underwriting agreements, the Company received reimbursements from its affiliates for certain expenses incurred as the underwriter for the variable insurance contracts and as distributor of the HVIT Funds. For the year ended December 31, 2014, the total expense reimbursement was $354,119, which is included in other revenue.

The Company had an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company received $7,500 as compensation for certain administrative services provided by the Company for the affiliate during 2014, which is included in other revenue.

For the year ended December 31, 2014, the Company was allocated $257,166 by its affiliate, Hartford Life and Accident, for general and administrative expenses which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended December 31, 2014 is comprised of the following components:

Current - U.S. Federal Income Tax Expense	$	12,508
Deferred - U.S. Federal Income Tax Benefit		(1,855)
Total Income Tax Expense	$	10,653

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of net deferred tax asset at December 31, 2014 are as follows:

Net operating loss carryforward	$	3,528
Other		901
Total	$	4,429

In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2014, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Parent is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2011 is expected to conclude in 2015, with no material impact on the financial statements.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $2,292,056, which was $2,221,583 in excess of its required net capital of $70,473. The Company's net capital ratio was 0.46 to 1.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of

substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2014, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

* * * * * *

Schedule (g)

HIMCO DISTRIBUTION SERVICES COMPANY

(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2014

STOCKHOLDER'S EQUITY	$ 2,805,585
LESS NONALLOWABLE ASSETS – Prepaid and other assets	(513,529)
NET CAPITAL	2,292,056
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,057,090)	70,473
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,221,583
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.46:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2014 quarterly Focus Part II A report filed on January 26, 2015.

HIMCO DISTRIBUTION SERVICES COMPANY
(formerly known as Hartford Equity Sales Company, Inc.)
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2014

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
CityPlace I, 32nd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
HIMCO Distribution Services Company

We have reviewed management's statements, included in the accompanying Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3, in which (1) HIMCO Distribution Services Company (formerly known as Hartford Equity Sales Company, Inc.) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(1), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 27, 2015

Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3

HIMCO Distribution Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

HIMCO Distribution Services Company

I, Diana Benken, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Diana K. Benken

Title: CFO/Controller

February 27, 2015